================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of October 1999


                     Sapiens International Corporation N.V.
                 (translation of registrant's name into English)


                              c/o Landhuis Joonchi
                           Kaya Richard J. Beaujon z/n
                                  P.O. Box 837
                                   Willemstad
                          Curacao, Netherlands Antilles
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                            Form 20-F X  Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]


                                  Yes     No X
                                      ---   ---

================================================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                       Sapiens International Corporation N.V.
                                                    (Registrant)




Date: October 31, 1999                           By: /s/ Steve Kronengold
                                                    ----------------------------
                                                    Steve Kronengold
                                                    General Counsel

[SAPIENS LOGO]

           FOR ADDITIONAL INFORMATION
           Lauri Hanover                  John W. Heilshorn, Jr./Jody Burfening
           Chief Financial Officer        Lippert/Heilshorn &
           Sapiens International          Associates Inc.
           Tel:  +1-877-554-2426          Tel: +1-212- 838-3777
                 +972-8-938-2701
           E-mail: lauri.h@sapiens.com    E-mail: jody@lhai.com


              SAPIENS INTERNATIONAL ANNOUNCES THIRD QUARTER RESULTS

                   Sapiens Continues to Report Record Revenues

Research Triangle Park, N.C.--October 27, 1999 --SAPIENS INTERNATIONAL CORPORATION N.V. (NASDAQ: SPNS), a leading global information technology solutions provider, today announced unaudited results of operations for the third quarter and nine months ended September 30, 1999.

Revenues for the third quarter of 1999 increased by 24% to $23.4 million compared with $18.9 million for the same period in 1998. Gross profit rose 20% to $11.4 million from $9.5 million in the third quarter last year. Operating income rose to $3.3 million in the third quarter, an increase of 36% from $2.4 million in the same period last year. Net income rose 50% to $3.9 million, or $0.16 per share on a diluted basis, compared with $2.6 million, or $0.12 per share on a diluted basis, in the third quarter of 1998.

Revenues for the nine months ended September 30, 1999 were $67.0 million, up 36% from $49.3 million in 1998. Gross profit rose 33% to $34.0 million from $25.6 million in the comparable period last year. Operating income was $9.8 million, up 60% from $6.1 million in the first nine months of 1998. Net income increased 70% to $10.6 million, or $0.43 per share on a diluted basis, from $6.2 million, or $0.27 per share on a diluted basis, in the same period last year.

Commenting on the results, Ron Zuckerman, Chief Executive Officer said, "We are pleased to report continued growth, despite the generally weak market conditions that have affected many players in the industry. This growth is being fueled by the strength of Sapiens EuroMigration(TM), which is widely recognized as the `best-of-breed' solution in the marketplace. While the vast majority of European organizations will address the euro challenge only after putting the Y2K issue behind them, some large companies such as 3M, with whom we recently signed an 11 million euro pan-European project, are already moving ahead.

"We are equally excited about Sapiens eMerge(TM), our e-business solution for large organizations. Industry analysts and prospective customers in both the U.S. and Europe have lauded our eMerge offering. Our Legacy Adapter(TM), a key technology component of eMerge, is now under evaluation by several beta customers. We are also in the process of identifying strategic partners and building the organizational infrastructure that will be the platform for our growth in this dynamic marketplace."

About Sapiens

Sapiens International (NASDAQ:SPNS) is a leading global IT solutions provider. Sapiens delivers large-scale end-to-end solutions that enable customers to capitalize on their legacy assets. Sapiens' vertical market frameworks and cross-industry offerings apply new business models and processes in the emerging, dynamic world of e-business, and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.


Sapiens serves its growing customer base directly and through partnerships with such industry leaders as IBM and CA. The Company's installed base of customers includes 3M, AGF/SI, Berlinische Lieben, Greyhound Pioneer Australia, Guardian Royal Exchange, Honda, IBM, International Paper, La Redoute, Principal Financial, Siemens Energy and Automation and other multinational corporations.


You are invited to visit us on the World Wide Web at http://www.sapiens.com.


                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                   Condensed Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)


                                                        For the three months ended          For the nine months ended
                                                        ---------------------------         -------------------------
                                                         9/30/99           9/30/98           9/30/99          9/30/98
                                                        --------           --------         --------         --------
                                                       (Unaudited)       (Unaudited)       (Unaudited)      (Unaudited)
Revenues
Products                                                $ 12,008          $  9,093          $ 33,218         $ 25,224
Consulting and other services                             11,402             9,782            33,820           24,122
                                                        --------          --------          --------         --------
Total revenues                                            23,410            18,875            67,038           49,346
                                                        --------          --------          --------         --------

Cost of revenues
Products                                                   4,251             3,245            11,869            8,717
Consulting and other services                              7,717             6,128            21,206           15,034
                                                        --------          --------          --------         --------
Total cost of revenues                                    11,968             9,373            33,075           23,751
                                                        --------          --------          --------         --------

Gross Profit                                              11,442             9,502            33,963           25,595

Expenses
Research and development, net                              1,264             1,054             3,740            2,975
Selling, general and administrative                        6,628             5,964            19,803           16,356
Amortization of goodwill                                     284                81               574              121
                                                        --------          --------          --------         --------

Operating Income                                           3,266             2,403             9,846            6,143

Financial income/(expenses), net                              71               213               432              298
Other income/(expenses), net (a)                             523               (41)              335             (197)
                                                        --------          --------          --------         --------

Net Income                                              $  3,860          $  2,575          $ 10,613         $  6,244
                                                        ========          ========          ========         ========

Preferred stock dividend (b,c)                              (105)             (124)             (315)            (533)
                                                        --------          --------          --------         --------

Net income to common shareholders                       $  3,755          $  2,451          $ 10,298         $  5,711
                                                        ========          ========          ========         ========

Basic earnings per share                                $   0.18          $   0.13          $   0.50         $   0.30
                                                        ========          ========          ========         ========
Diluted earnings per share                              $   0.16          $   0.12          $   0.43         $   0.27
                                                        ========          ========          ========         ========

Weighted average shares used to compute:
Basic earnings per share                                  20,991            18,963            20,692           18,752
Diluted earnings per share                                24,705            21,071            24,374           21,162



Note: a: Includes other expenses, taxes and minority interest
      b: For the computation of basic earnings per share, net income is reduced by dividends to preferred stockholders and by the discount to the market price on the conversion to common stock given to preferred stockholders
      c: For the computation of diluted earnings per share in 1999, net income is not reduced by the preferred stock dividend.

                     SAPIENS INTERNATIONAL CORPORATION N.V.
                      Condensed Consolidated Balance Sheets
                           (U.S. Dollars in thousands)


                                                           9/30/99           12/31/98
                                                         -----------         ---------
                                                         (Unaudited)         (Audited)

Assets


      Cash                                                $12,382             $20,222
      Short-term investments                               13,202              12,826
                                                          -------             -------
                                                           25,584              33,048
      Trade receivables                                    29,385              16,351
      Other receivables and prepaid expenses                8,694               4,180
                                                          -------             -------
      Total current assets                                 63,663              53,579
                                                          -------             -------


      Property and equipment, net                           5,101               5,068
      Goodwill, net                                        10,740               3,077
      Other assets                                         12,557              11,600
                                                          -------             -------
Total assets                                              $92,061             $73,324
                                                          =======             =======


Liabilities and shareholders' equity

      Short-term loans                                    $ 7,812             $ 5,182
      Current maturities of long-term debt (b)              8,222               8,835
      Trade payables                                        3,561               3,092
      Other liabilities and accrued expenses               13,488              12,401
      Deferred revenue                                      3,102               3,041
                                                          -------             -------
      Total current liabilities                            36,185              32,551
                                                          -------             -------


      Long-term debt and other liabilities                  8,305               7,658
      Shareholders' equity                                 47,571              33,115
                                                          -------             -------
Total liabilities and shareholders' equity                $92,061             $73,324
                                                          =======             =======

Note  a: Certain prior year's amounts have been reclassified to conform with current year presentation
      b: Including New Notes and related interest due in the amount of $8,144 and $8,743 for September 30, 1999 and December 31, 1998, respectively.

                                       ###

[SAPIENS LOGO]

     FOR ADDITIONAL INFORMATION
     Lauri Hanover                         John W. Heilshorn, Jr./Jody Burfening
     Chief Financial Officer               Lippert/Heilshorn &
     Sapiens International                 Associates Inc.
     Tel:  +1-877-554-2426                 Tel: +1-212- 838-3777
           +972-8-938-2701
     E-mail: lauri.h@sapiens.com           E-mail: jody@lhai.com


           3M SELECTS SAPIENS FOR PAN-EUROPEAN EURO-TRANSITION PROJECT
                           VALUED AT 11 MILLION EURO

Research Triangle Park, NC - October 7, 1999 - Sapiens International Corporation N.V. (NASDAQ: SPNS) today announced that 3M (NYSE: MMM), a global leader in the consumer, office, healthcare and other major markets, has awarded Sapiens an 11 million euro project to manage the changeover to the single European currency for 3M's operations in Austria, Belgium, Finland, France, Germany, Holland, Ireland, Italy, Portugal and Spain. Sapiens will also build a central European repository, which will be instrumental in the euro transition project while providing the basis for further application development efforts.

The pan-European project follows the successful completion of a pilot project for 3M France, where Sapiens is currently engaged in full-scale euro currency migration efforts. The entire project, including the project already underway in France, is scheduled for completion by June 2002. The various phases of the project include mapping and impact analysis of 3M's applications followed by the euro currency migration of all system components. Sapiens will employ its EuroMigration(TM) solution including the Euro-Virtual-Machine(TM) and Euro Configuration Repository (ECR) technologies. Sapiens will manage the project at the various customer sites with the assistance of its international support facilities.

Commenting on the project, Andy Croft, Application Development Manager of 3M Europe, said: "We have chosen Sapiens as our vendor in the euro transition effort after a review of competing solutions and methodologies. We were particularly impressed with the innovative approach of the Sapiens team and their proven ability to implement an efficient, comprehensive solution to the euro conversion challenge. Their understanding of the business implications of the euro transition, coupled with the Sapiens euro transition technology, gives us the confidence that we need as we embark on this major project."

Mr. Ron Zuckerman, Chief Executive Officer of Sapiens, added: "We are delighted to have the opportunity to work with 3M, one of the world's leading multinational corporations, on this strategic, pan-European project. As a leader in the euro transition marketplace, we are committed to 3M's notion of `leading through innovation' and will continue to expend every effort to provide the very best of service to our customers."

About Sapiens

Sapiens is a leading provider of enterprise-wide solutions for the rapid development of scalable, mission-critical software applications. The Company provides comprehensive software solutions that substantially improve software developer productivity, reduce the cost of building and maintaining software applications, and preserve investment in legacy systems. These solutions integrate the Company's core rules-based, object-oriented technology, efficient rapid application development (RAD) methodology, and comprehensive consulting expertise. The Company's solutions also are targeted at specialized software redevelopment problems, such as the adoption of a single European currency.


                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.